Exhibit 99.1

Mitteldeutsche Braun- kohlengesellschaft mbH, Theissen

Report on the audit of the financial statements for the years ended December 31, 2003, 2002 and 2001 in accordance with German GAAP and on the audit of the US GAAP reconciliations for the years ended December 31, 2003 and 2002

Mitteldeutsche Braunkohlengesellschaft mbH

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
MIBRAG mbH
Theissen, Germany

We have audited the accompanying consolidated balance sheets of Mitteldeutsche Braunkohlengesellschaft mbH and its subsidiaries (MIBRAG or Group) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Germany and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIBRAG as of December 31, 2003 and 2002 and the consolidated results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Germany.

Generally accepted accounting principles in Germany vary in certain significant respects from generally accepted accounting principles in the United States of America. We have audited the effect of applying accounting principles generally accepted in the United States of America on the results of operations for the years ended December 31, 2003 and 2002 and on shareholders’ equity as of December 31, 2003 and 2002. We have not audited these effects on the results of operations for the year ended December 31, 2001. In our opinion, the effect of applying accounting principles generally accepted in the United States of America on the results of operations for the years ended December 31, 2003 and 2002 and shareholders’ equity as of December 31, 2003 and 2002 are fairly presented in Note C to the consolidated financial statements.

Deloitte & Touche GmbH

Wirtschaftspruefungsgesellschaft

Halle, Germany

January 30, 2004

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Statements of Income
in thousands of Euro (TEUR)

	Year ended December 31,
	2003	2002	2001
Sales revenue	303,856	298,056	306,392
Changes in inventories	5,372	(6,474)	(13,014)
Own costs capitalized	1,467	3,481	1,605
Other operating income	42,719	43,557	16,396
Total performance	353,414	338,620	311,379

Cost of materials	90,829	84,848	73,048
Personnel expenses	99,992	91,904	84,628
Depreciation on intangible and tangible fixed assets	69,582	67,704	45,820
Other operating expenses	50,158	46,828	70,032
Total operating expenses	310,561	291,284	273,528

Operating result	42,853	47,336	37,851

Income from associated company and from companies in which participations are held	920	927	202
Income from financial assets	1,848	2,175	2,495
Depreciation on financial assets and short term investments	(390)	(1,379)	(1,296)
Interest income	3,461	16,859	5,763
Interest expense	(10,435)	(24,360)	(13,526)
Net income from ordinary activities	38,257	41,558	31,489

Income taxes	47	14	6
Other taxes	5,150	1,802	1,458
Net income	33,060	39,742	30,025

See accompanying Notes to Consolidated Financial Statements,

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Balance Sheets
in thousands of Euro (TEUR)

	At December 31,
	2003	2002
ASSETS
Non-current assets
Intangible assets
Concessions, trade marks, patents and licenses	256,359	247,709

Property, plant and equipment
1. Land and mining property	166,635	176,160
2. Buildings	48,849	51,304
3. Strip mines	36,768	38,023
4. Technical equipment and machinery	205,495	204,959
5. Factory and office equipment	25,168	23,810
6. Payments on account and assets under construction	6,715	6,056
	489,630	500,312
Financial assets
1. Participations (including associated company)	12,620	12,223
2. Loan receivable from participation	5,999	6,374
3. Other loan receivables	18,969	22,548
	37,588	41,145

Total non-current assets	783,577	789,166

Overburden	150,827	145,307

Current assets
Inventories
1. Raw materials and supplies	6,155	6,069
2. Finished goods	1,596	1,744
	7,751	7,813
Receivables and other assets
1. Trade receivables	30,355	31,160
2. Receivables from enterprises in which participations are held	502	460
3. Other assets	12,141	48,565
	42,998	80,185
Investments
Other investments	52,158	72,286

Cash and cash equivalents	24,229	29,902

Total current assets	127,136	190,186

Prepaid expenses	5,444	6,042
TOTAL ASSETS	1,066,984	1,130,701

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Balance Sheets
in thousands of Euro (TEUR)

	At December 31,
	2003	2002
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ Equity
Subscribed capital	30,700	30,700

Capital reserve	293,191	293,221

Balance Sheet Profit : TEUR 24,682; 2002: TEUR 27,790 Less: Interim dividend paid: TEUR 10,500; 2002: TEUR 24,000	14,182	3,790

Minority interest	(39,727)	(42,569)
thereof net income for the year:
TEUR 12,198 (2002: TEUR 10,774)
Total Shareholders’ Equity	298,346	285,142

Special item for investment subsidies and incentives	351,821	374,145

Provisions
1. Accruals for pensions and similar obligations	13,052	13,651
2. Taxation accruals	428	491
3. Environmental and mining provisions	188,602	183,669
4. Other accruals	19,997	18,465
	222,079	216,276
Liabilities
1. Liabilities to banks	162,101	179,624
2. Trade payables	16,706	63,094
3. Payables to participations	1,736	2,268
4. Other payables	14,181	10,145
	194,724	255,131

Deferred income	14	7
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	1,066,984	1,130,701

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Statements of Cash Flows
in thousands of Euro (TEUR)

	Year ended December 31,
	2003	2002	2001
Net income for the year	33,060	39,742	30,025
Depreciation on tangible, intangible and financial assets	69,582	67,704	46,807
Write-up of tangible assets	(3,976)	0	(659)
Increase in medium- and long-term accruals	5,803	8,103	5,085
Other non-cash income and expenses	(22,334)	(20,919)	(1,379)
Cash earnings according to DVFA/SG	82,135	94,630	79,879

Increase/decrease in overburden	(5,520)	6,525	12,592
Gains/losses from disposal of assets	(571)	5	(608)
Increase/decrease in inventories, trade receivables and other assets	57,988	(27,522)	14,401
Increase in trade payables and other liabilities	(48,741)	12,611	4,557
Cash flow from operating activities	85,291	86,249	110,821

Capital expenditures on fixed assets	(58,041)	(41,294)	(21,308)
Proceeds from disposal of fixed assets	471	5,623	5,673
Acquisition of securities	(2)	(5,272)	(12,575)
Proceeds from disposals of securities	3,954	0	0
Cash flow used by investing activities	(53,618)	(40,943)	(28,210)

Withdrawals by investors	0	0	22
Disbursements to minority shareholders	(9,356)	(8,814)	(8,546)
Disbursements to shareholders (dividends and distributions)	(10,500)	(24,118)	(43,305)
Cash outflow from repayment of bank loans	(17,490)	(17,352)	(15,805)
Cash flow used by financing activities	(37,346)	(50,284)	(67,634)

Change in cash and cash equivalents	(5,673)	(4,978)	14,977
Opening balance of cash and cash equivalents	29,902	34,880	19,903
Closing balance of cash and cash equivalents	24,229	29,902	34,880

Supplemental information:
Income taxes paid	23	13	6
Interest paid	9,730	12,251	13,318

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Statements of Shareholders’ Equity
in thousands of Euro (TEUR)

	Subscribed capital	Capital increase	Capital reserve	Balance sheet profit/ net profit	Minority Interest	Total
Balance as of January 1, 2001	30,678		310,421	5,074	(46,037)	300,136

Net income 2001				19,971	10,054	30,025
Transfer from capital reserve			(18,378)	18,378		0
Distributions				(43,305)		(43,305)
Disbursements to minority shareholders					(8,546)	(8,546)
Capital increase not yet effective		22				22
Balance as of December 31, 2001	30,678	22	292,043	118	(44,529)	278,332

Capital increase	22	(22)				0
Net income 2002				28,968	10,774	39,742
Transfer to capital reserve			1,178	(1,178)		0
Distributions				(24,118)		(24,118)
Disbursements to minority shareholders					(8,814)	(8,814)
Balance as of December 31, 2002	30,700	0	293,221	3,790	(42,569)	285,142

Net income 2003				20,862	12,198	33,060
Transfer from capital reserve			(30)	30	0	0
Distributions				(10,500)		(10,500)
Disbursements to minority shareholders					(9,356)	(9,356)
Balance as of December 31, 2003	30,700	0	293,191	14,182	(39,727)	298,346

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A                                                  ORIGINATION AND NATURE OF BUSINESS

ORIGINATION: For decades, raw brown coal is being mined in the Mid-German area by Mitteldeutsche Braunkohlengesellschaft mbH (“MIBRAG” or “MIBRAG mbH” or “Company”) and its predecessors. The current MIBRAG mbH was created from the split-up of MIBRAG AG, which had been previously owned by the Treuhandanstalt (the German government privatization agency), into three separate entities. Effective January 1, 1994 a consortium comprising of NRG Energy, Inc. (“NRG”), Washington Group International Inc. (formerly Morrison Knudsen Corporation) (“Washington Group”) and PowerGen plc. (“PowerGen”) jointly acquired 99 % of the active mining, power generation and related assets and liabilities from the Treuhandanstalt through its Dutch holding company, MIBRAG B.V. The remaining 1 % was transferred on December 18, 1996 from the German government privatization agency to Lambique Beheer B.V., Amsterdam, a subsidiary of NRG, WGI Netherlands B.V. (formerly Morrison Knudsen B.V.), Amsterdam, and PowerGen Netherlands B.V., Amsterdam in equal portions (1/3%) for each partner. In April 2001 Washington Group and NRG performed a share buyback of PowerGen’s 33 % interest in MIBRAG; thus, resulting in Washington Group and NRG each owning 50 % of MIBRAG.

NATURE OF BUSINESS: The operations of MIBRAG mbH include two open-cast brown coal mines in Profen and Schleenhain and rights on future mining reserves. Operations also include over 200 mega watts of power generation and one coal briquette factoring plant. A significant portion of the sales of MIBRAG is made pursuant to long-term coal and energy supply contracts.

NOTE B                                                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements of MIBRAG mbH and subsidiaries have been prepared in accordance with the German Commercial Code, which represents accounting principles generally accepted in Germany (“German GAAP”). German GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Application of US GAAP would have affected the results of operations for each of the years in the three-year period ended December 31, 2003 and shareholders’ equity as of December 31, 2003 and 2002 to the extent summarized in note C to the consolidated financial statements.

The figures shown in the following notes are stated in thousand of Euros (TEUR).

PRINCIPLES OF CONSOLIDATION: All material companies in which MIBRAG has legal or effective control are fully consolidated. In 2003, MIBRAG consolidated 6 (2002: 6, 2001: 6) domestic subsidiaries.

One significant investment, the Mitteldeutsche Umwelt- und Entsorgungs GmbH, Braunsbedra (“MUEG”), in which MIBRAG has an ownership interest of 50%, is accounted for in accordance with the equity method. This investment is referred to as an associated company in these financial statements.

All other investments are included at cost and are referred to as participations in these financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

TOTAL COST METHOD: The income statement has been presented according to the total cost (or type of expenditure) format as commonly used in Germany. According to this format, production and all other expenses incurred during the period are classified by type of expenses.

REVENUE RECOGNITION: The Company recognizes revenues from sales of products at the time persuasive evidence of an arrangement exists, delivery has occurred, the price to the customer is fixed, and collection is reasonably assured. When these four conditions are met, the Company recognizes revenues as it considers that revenues are realizable or realized and earned. Service revenue consists primarily of training, maintenance, and installation services and is recognized as the services are provided.

INTANGIBLE ASSETS: Intangible assets are valued at acquisition cost and are amortized on a straight-line basis over their respective useful lives (3 to 25 years).

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment acquired is recorded on the basis of acquisition or manufacturing cost, including capitalized mine development costs, and subsequently reduced by scheduled depreciation charges over the assets’ useful lives as follows: buildings - 3 to 40 years, technical facilities and machinery - 4 to 25 years and facilities, factory and office equipment - 5 to 10 years. The line item land and land rights refers to plots of land and buildings as well as mining properties. Land is principally accounted for at acquisition costs. If, after utilization in mining, the value of a piece of land is expected to be permanently impaired, it is written down to the lower value.

Maintenance and repair costs are expensed as incurred. Depreciation is computed principally by the straight-line method. The strip mines (exploration and mine development costs) are amortized using the unit-of-production costs (amortization period equals the life of the mines). Low value items are expensed in the year of acquisition. Opportunities for special tax deductible depreciation were utilized for both book and tax purposes in 1998 and prior years. This resulted in lower depreciation charges for German GAAP purposes over the remaining useful life of the prospective assets.

Impairment tests of long-term assets are made when conditions indicate a possible loss. If an impairment is indicated, the asset is written down to its estimated fair value. If, at a later date, the conditions leading to impairment no longer exist, the impairment loss is reversed up to the value of such assets, if the asset had not been impaired.

INVESTMENTS: The long-term loans and investments are recorded at cost.

OVERBURDEN: Overburden represents the costs of removing the surface above a coal field subsequent to the initial opening of the field to the extent that the removal exceeds what is needed for the current year’s coal extraction. These are costs incurred in advance in respect of future coal production. The overburden is valued on an average cost basis.

INVENTORIES: Inventories are carried at the lower of average or market cost. Obsolescence provisions are made to the extent that inventory risks are determinable.

SECURITIES: Securities held as fixed assets as well as marketable securities are valued individually at cost or at lower quoted or market values.

RECEIVABLES AND OTHER ASSETS: All receivables are valued at cost, reduced for appropriate valuation allowances.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include short-term, highly-liquid investments with remaining maturity dates of three months or less at the time of purchase.

SPECIAL ITEM FOR INVESTMENT SUBSIDIES AND INCENTIVES: To support the acquisition of certain tangible assets, investment allowances and subsidies were granted by the German federal government and the states of Saxony and Saxony-Anhalt. The application, conditions and payments of investment grants are governed by German law and regulations. Investment allowances and subsidies received and formally claimed are credited to the special item account. The special item is amortized into income over the normal operating useful lives of the underlying assets to which the allowances and subsidies relate.

As of January 1, 2002 MIBRAG acquired rights to transportation services of a railway company (TEUR 251,710) by partially waiving rights for future payments from the privatization agreement against the former shareholder Treuhandanstalt and debt of TEUR 8,963. The waiver of claims is presented on the balance sheet as deferred income in the line item special item for investment subsidies and incentives.

ACCRUALS FOR PENSION OBLIGATIONS: This accrual refers to one-time payments to non-tariff employees to which MIBRAG is committed on one side and to the compensation for lost pension credits to which MIBRAG is obliged if employees agree to take part in the Company’s early retirement program on the other side. The valuation is based on the net present value of the liability, assuming an interest rate of 6 % per annum. Insurance policies were entered into to cover MIBRAG’s obligation in the case that MIBRAG will not be solvent at the due dates of the payment.

ENVIRONMENTAL AND MINING PROVISIONS: Accruals for environmental and mining-related matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and utilization progress or as additional technical or legal information becomes available.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of cash, accounts payable and receivable as well as short-term borrowings approximates book value because of the short maturity period and interest rates approximating market rates. The Company has determined the estimated fair value of long-term debt by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.

LIABILITIES: Liabilities are shown at their repayment amounts.

PER SHARE AMOUNTS: Per share amounts are not disclosed in the financial statements. MIBRAG is a nonpublic enterprise.

NOTE C	SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The MIBRAG consolidated financial statements comply with German GAAP, which differs in certain respects from US GAAP. The significant differences that affect consolidated net income and shareholders’ equity of MIBRAG are set out below.

I. Application of the purchase method of accounting

The German GAAP financial statements include the historical cost book values of assets transferred from a predecessor company.

The acquisition of 99 % of the shares in MIBRAG mbH on January 1, 1994 by MIBRAG B.V. was accounted for using the purchase method of accounting. The purchase price adjustments to the historical cost basis have been pushed down to MIBRAG mbH for purposes of the reconciliation to US GAAP. The excess (TEUR 387,183) of the fair value of the net assets acquired over the purchase price was proportionally allocated to reduce the value assigned to non-current assets, excluding long-term investments.

Reconciliation to US GAAP

The following is a summary of the significant adjustments to net income for 2003, 2002 and 2001 and to shareholders’ equity at December 31, 2003 and December 31, 2002, which would be required if US GAAP had been applied instead of German GAAP.

		Year ended December 31,
	Note	2003	2002	2001
				(unaudited)
		TEUR	TEUR	TEUR
Net income as reported in the consolidated income statement under German GAAP		33,060	39,742	30,025

Adjustments required to conform with US GAAP:
Fixed assets	(1)	(3,542)	2,563	2,988
Relocation accruals	(2)	(669)	84	1,845
Investment in power plants	(3)	(2,635)	(2,961)	(3,299)
Interest capitalization	(4)	(435)	(463)	(1,064)
Receivable/payables at non-market interest rates	(5)	0	(501)	(523)
Overburden	(6)	11,702	14,984	17,813
Environmental and mining provisions	(7)	18,869	458	473
Pension obligations	(8)	(1,067)	871	(251)
Other	(9)	610	418	426
Unrealized holding gains and losses	(10)	(389)	(261)	261
Net income in accordance with US GAAP		55,504	54,934	48,694
thereof:
Income from continuing operations		35,577	54,934	48,694
Cumulative effect of a change in accounting principle - asset retirement obligation	(7)	19,927	0	0

		Year ended December 31,
	Note	2003	2002
		TEUR	TEUR
Shareholders’ equity as reported in the consolidated balance sheet under German GAAP		298,346	285,142

Adjustments required to conform with
US GAAP:
Fixed assets	(1)	97,051	115,157
Relocation accruals	(2)	23,284	19,615
Investments in power plants	(3)	(60,084)	(66,808)
Interest capitalization	(4)	4,279	4,714
Overburden	(6)	(22,781)	(34,483)
Environmental and mining provisions	(7)	2,105	(16,764)
Accrued liabilities	(8)	0	(10,226)
Pension obligations	(8)	(447)	620
Other	(9)	(6,630)	(7,316)
Shareholders’ equity in accordance with US GAAP		335,123	289,651

Reporting of statement of shareholders’ equity

Comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”, includes the impact of other comprehensive income. These are revenues, gains, expenses and losses that under US GAAP are not included in net income.

	Year ended December 31,
	2003	2002	2001
			(unaudited)
	TEUR	TEUR	TEUR
Net income in accordance with US GAAP	55,504	54,934	48,694
Other comprehensive income Unrealized holding gains/(losses) on securities	389	261	(711)
Comprehensive income	55,893	55,195	47,983

Statement of shareholders’ equity:

	Year ended December 31,
	2003	2002	2001
			(unaudited)
	TEUR	TEUR	TEUR
Stockholders’ equity according to US GAAP before accumulated other comprehensive income	334,734	289,651	258,835
Accumulated other comprehensive income:
Unrealized holding gains/(losses) on securities	389	0	(261)
Total stockholders’ equity according to US GAAP including comprehensive income	335,123	289,651	258,574

II. Notes to significant US GAAP adjustments

1. Fixed assets

The differences relate primarily to the following:

•                  In the US GAAP balance sheet as of January 1, 1994, fixed asset balances, other than financial assets, were adjusted to their fair market values, then reduced by the allocation of the difference between the net acquisition costs for the MIBRAG shares and the fair market value of MIBRAG’s net assets.

•                  The depreciation period of long term assets are based upon periods acceptable for German tax purposes, which differ from the useful lives for US accounting purposes.

•                  A write-up of previously impaired fixed assets of the briquette plant Deuben (made in 1999 for German GAAP purposes) is not allowed under US GAAP.

•                  Special accelerated depreciation for tax purposes is recorded in the German financial statements for 1998 and prior years. This resulted in lower depreciation charges for German GAAP purposes over the remaining useful life of the prospective assets.

•                  Capitalization of costs under German GAAP which were charged against an accrual for US GAAP

Upon disposal, the above differences also resulted in differing gains or losses on disposition.

Financial investment in MUEG

For German GAAP purposes, MIBRAG accounted for the investment in MUEG as of January 1, 1994 using the cost method. Under US GAAP the book value was increased to account for the equity earnings that were not distributed to MIBRAG as of that date.

2. Relocation accruals

The US GAAP results recognized liabilities and deferred costs of TEUR 45,357 to relocate three villages. The deferred costs are amortized in accordance with quantities of coal extracted. In accordance with German accounting principles, accruals for the relocation of villages can not be accrued earlier than 2 years prior to the relocation, and certain relocation costs must be expensed as incurred.

3. Investment in power plants

In 1995 and 1996, third party investors loaned TEUR 110,624 to a MIBRAG subsidiary, MIBRAG Industriekraftwerke GmbH & Co. KG (“MI”), which operates three lignite-fired power plants. The investment is structured such that the third party investors obtain accelerated tax depreciation while retaining a put option to sell their investments back to MIBRAG at predetermined prices at approximately TEUR 15,600. The third party investments were considered additions to equity as minority interests for German GAAP, while these arrangements are accounted for as a loan in accordance with US GAAP.

4. Interest capitalization

Interest is expensed in the German financial statements. Interest expense related to qualified assets, however, is capitalized and depreciated for US GAAP purposes. The effect in 2003, 2002 and 2001 reflects the depreciation of amounts previously capitalized.

5. Receivables/payables at non-market interest rates

Certain accounts receivable or loans payable are recorded in the German GAAP financial statements at their nominal values. As they carry non-market interest rates, these receivables and payables were adjusted to their market values for US GAAP purposes.

6. Overburden

Overburden in the German financial statements includes depreciation on fixed assets (equipment) which are used for the waste removal. Because of the purchase accounting adjustments, a different amount of depreciation is included in overburden in the US GAAP financial statements. Additionally, overburden as of January 1, 1994 was written down to fair value.

7. Environmental and mining provisions

Certain accrued mining reclamation provisions were reduced in 1998 based upon a new estimate of total costs to be incurred. For US GAAP purposes, this adjustment would be accounted for prospectively.

MIBRAG implemented SFAS 143 on January 1, 2003 and performed a complete new calculation of the asset retirement obligation (ARO) in accordance with this pronouncement at that date. The difference between the old recognition of the endlake reserves as of December 31, 2003 (TEUR 168,532) and the new calculation of the ARO liability as of January 1, 2003 (TEUR 148,605) is disclosed as a cumulative effect of initially applying SFAS 143 (cumulative effect of a change in accounting principle) in the income statement (TEUR 19,927).

8. Accrued liabilities and pension obligations

Certain mining and other accruals, which were provided for at January 1, 1994 in accordance with US GAAP purchase accounting, were not recorded in the German financial statements. Amounts charged against this accrual in 2003 were capitalized under German GAAP.

The company grants post-retirement benefits to a few employees. For US GAAP purposes the valuation and carrying amounts of pension commitments and the expenses required to cover these commitments are based on the projected unit credit method according to SFAS 87, “Employers’ Accounting for Pensions”. The method used for the valuation of pension obligations under German GAAP differs in various respects from the projected unit credit method.

9. Other

Certain costs and income in the German financial statements are capitalized or deferred for US GAAP purposes, respectively.

10. Unrealized holding gains and losses

For US GAAP purposes available-for-sale securities (primarily investments in special funds) are accounted for according to the cost adjusted for fair value (mark-to-market) method, under which the carrying amount is adjusted at financial statement date for changes in fair value (i.e., they are carried at market value). Unrealized gains and losses for a period are excluded from earnings and reported as other comprehensive income. For German GAAP purposes these securities are accounted for at cost. If the market value is below cost a loss is recognized for German GAAP purposes.

11. Deferred taxes

The differences noted above result in temporary differences which, when combined with tax loss carry-forwards, would result in a net deferred tax asset of TEUR 80,369 and TEUR 98,655 at December 31, 2003 and December 31, 2002, respectively. Because of available negative evidence, a 100 % valuation allowance would have been recorded at each year-end. Because no net deferred taxes were recorded for German or US GAAP purposes, no adjustment to net income or shareholders equity is listed in the preceding reconciliation.

12. New Accounting Pronouncements

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which was adopted by the Company effective January 1, 2003. The Company calculated its obligations that fall within the scope of SFAS No. 143, and included the effects in the reconcilation to United States generally accepted accounting principles.  The cumulative effect on shareholders’ equity as of January 1, 2003 was to increase shareholders’ equity by TEUR 19,927.

In July 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, a replacement of Emerging Issue Task Force (“EITF”) Issue No. 94-3. SFAS No. 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. The provisions of SFAS No. 146 are effective for disposal activities initiated after December 31, 2002, with early adoption encouraged. As of December 31, 2003, the Company had not initiated any exit or disposal activities, which would have a material impact on the consolidated financial statements. There can be no assurance that future exit or disposal activities will not result in a material charge to earnings.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FASB Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligation under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. As of December 31, 2003 the Company has not issued any guarantees requiring the recognition of a liability. There can be no assurance that in the future guarantees issued will not result in a liability to be recognized. Applicable disclosures required under FASB Interpretation No. 45 were made in note U.

In December 2003, the FASB issued a revision of Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation clarifies the application of Accounting Research Bulletin No. 51 relating to consolidation of variable interest entities (“VIE’s”). In general, a VIE is a corporation, partnership, trust, or any other legal structure used for business purposes which has one or more of the following characteristics: (a) equity investors lack certain characteristics of a controlling financial interest, (b) invested equity that is not sufficient for the entity to support its activities, or (c) equity investors have voting rights not proportionate to their economic interests and the entity’s activities involved or conducted on behalf of an investor with disproportionately few voting rights.  FIN 46 requires the primary beneficiary of VIE’s to consolidate such VIE. FIN 46 also sets forth certain disclosures regarding interests in VIE’s.

A nonpublic entity is required to apply the provisions of FIN 46 immediately to VIE’s created after December 31, 2003, For a nonpublic entity’s interest in other VIE’s , FIN 46 applies for the first fiscal year beginning after December 31, 2004. The application of FIN 46 would require the Company to consolidate the special investment funds rather than to account for the investment in such funds as available-for-sale securities. This would result in certain unrealized gains and losses currently accounted for in other comprehensive income to be accounted for in the Company’s income statement.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement clarifies the circumstances, under which an initial net investment meets the characteristics of a derivative, and under which a derivative contains a financing component, and amends certain other definitions and existing pronouncements.    SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs, that previously were accounted for and classified as equity. SFAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with generally recognition of changes in fair value in the income statement.

This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company believes that the adoption of SFAS 150 will not have a material impacts on the financial statements.

NOTE D                                                  CONCENTRATION OF CREDIT RISK AND LONG-TERM COAL SALES AGREEMENT

MIBRAG mbH markets its coal principally to electric utilities in Germany. As of December 31, 2003 and 2002 accounts receivable from electric utilities totaled TEUR 23,251 and TEUR 22,745, respectively. Credit is extended based on an evaluation of the customer’s financial condition. Credit losses are provided for in the financial statements and consistently have been minimal.

MIBRAG mbH is committed under several long-term contracts to supply raw brown coal and whirl fine coal to the Schkopau power station and the Lippendorf power station. Under the terms of the Schkopau Agreement, MIBRAG mbH may deliver annually up to 5.8 million tons of coal. The agreement is in effect until 2010, with an option for the purchaser to extend the agreement for another 10 years. The price to be paid by the Schkopau power station is a fixed price adjusted by an annual escalation rate.

The Lippendorf Agreements provide for deliveries of up to 10 million tons of raw brown coal per year from 1999 through 2040 with an option for the customers to extend for an additional 3-year period. These Agreements were closed with Vereinigte Energiewerke AG (VEAG), Berlin, E.ON Kraftwerke GmbH, Hanover and EnBW Lippendorf Beteiligungsgesellschaft mbH, Stuttgart. The price to be paid by the Lippendorf power station is a base-price with escalation and adjustment based on quality of the coal delivered. The first bloc of the new Lippendorf power station went into full operation in October 1999 and the second bloc went into effect in May 2000.

A substantial portion of the Company’s coal reserves is dedicated to the production of coal for such agreements.

NOTE E                                                    BVS SETTLEMENT 2002

In the fourth quarter of 2002, MIBRAG mbH successfully negotiated with Bundesanstalt fuer vereinigungsbedingte Sonderaufgaben (“BvS”) amendments to the original agreement on transportation credit matters that had been entered into with the German government in 1993. The amendments were effective as of January 1, 2002. As a result of those negotiations, a settlement agreement was concluded replacing annual payments to be received by MIBRAG mbH over 18.75 years from the German government with a one-time, up-front payment totaling TEUR 383,225, which was recorded as deferred income (special item for investment subsidies and incentives). MIBRAG mbH also capitalized TEUR 251,710 for coal transportation rights (intangible assets) and TEUR 140,478 for mining rights (land and mining property) acquired through the settlement agreement. Both the deferred revenue and the rights will be amortized straight-line over the term of the contract of 18.75 years.

NOTE F                                                    INTANGIBLE ASSETS

	December 31, 2003	December 31, 2002
	TEUR	TEUR
Concessions, trade marks, patents and licenses cost	290,661	268,161
Less: accumulated amortization	(34,302)	(20,452)
Net book value	256,359	247,709

NOTE G                                                  PROPERTY, PLANT AND EQUIPMENT

The major categories of fixed assets are the following:

		December 31, 2003	December 31, 2002
		TEUR	TEUR
Property, plant and equipment
cost	- land and land rights	185,961	184,392
	- buildings	139,156	137,142
	- strip mines	45,772	45,772
	- technical equipment and machinery	805,217	779,799
	- factory and office equipment	109,831	107,707
	- payments on account and assets under construction	6,715	6,056
Total cost		1,292,652	1,260,868
Less: accumulated depreciation		(803,022)	(760,556)
Net book value		489,630	500,312

The line item strip mines includes the reconstruction cost incurred up to July 1, 1990 in respect of the mining pits of Profen and Schleenhain. Depreciation has been provided according to actual extraction of coal from the mine in relation to the total coal volume in the mine. The construction cost of strip mines include the cost for the removal of ground cover up to the coal banks as well as the removal of rock banks until the installation of production equipment and the commencement of raw brown coal production is possible.

Total depreciation charges are as follows: TEUR 69,582 (2003), TEUR 67,704 (2002) and TEUR 45,820 (2001), including normal depreciation and unplanned depreciation.

NOTE H                                                  PARTICIPATIONS (INCLUDING ASSOCIATED COMPANY)

MIBRAG’s investment in MUEG is accounted for using the equity method. MUEG was founded in 1990 and coordinates the waste disposal activities in the Central German brown coal area. The equity value is TEUR 6,615 and TEUR 5,834 as of December 31, 2003 and 2002, respectively and the cost basis is TEUR 6,376 at December 31, 2003 and 2002.

Investments in five other companies are accounted for at cost.

NOTE I                                                       LOAN RECEIVABLE FROM PARTICIPATIONS

In 1995, MIBRAG sold its district heating network assets to a company in which it holds a participation. The sales price is being repaid in equal installments of TEUR 375 over a period of 25 years. The interest rate is fixed at 5.4 percent beginning in 2000.

The fair market value of the loan approximates the book value, which amounted to TEUR 5,999 and TEUR 6,374 at December 31, 2003 and 2002, respectively.

NOTE J                                                    OTHER LOAN RECEIVABLES

The other loans were granted to the third party investors in a subsidiary of MIBRAG mbH. These loans were financed by a borrowing from KfW (Kreditanstalt fuer Wiederaufbau). KfW granted MIBRAG mbH a loan of TEUR 52,663 due on December 30, 2005 at fixed interest rates between 6.26 % and 6.82%. The balance of the loan as of December 31, 2003 and 2002 amounted to TEUR 18,969 and TEUR 22,548 which approximates the fair value as of this date.

The loans to the third party investors of the subsidiary of MIBRAG mbH were granted at the same conditions as those applicable to the loan between MIBRAG mbH and KfW.

NOTE K                                                  OVERBURDEN

The reconciliation of the overburden costs is as follows:

	December 31, 2003		December 31, 2002
	Metric tons	Value TEUR	Metric tons	Value TEUR
Profen	20.8	77,330	17.6	69,076
Schleenhain	21.9	73,497	22.9	76,231
	42.7	150,827	40.5	145,307

The basis for the determination of the overburden is the total quantity of partially exposed raw brown coal.

NOTE L                                                   TRADE RECEIVABLES

Trade receivables were disclosed in the balance sheet, net of allowances, as follows:

	December 31, 2003	December 31, 2002
	TEUR	TEUR
Trade receivables	31,205	32,312
Less allowances	(850)	(1,152)
	30,355	31,160

NOTE M                                                OTHER INVESTMENTS

Other investments totaled TEUR 52,158 and TEUR 72,286 at December 31, 2003 and 2002, respectively. The balance consists of investment funds of MI (TEUR 45,879 and TEUR 45,490 at December 31, 2003 and 2002, respectively), which were specially set up to reinvest the additional liquidity resulting from the entry of new investors into a subsidiary of MIBRAG and to short-term investments (TEUR 6,279 and TEUR 26,796) at December 31, 2003 and 2002, respectively.

Interest on other investments of TEUR 2,195, TEUR 2,386 and TEUR 2,828 were disclosed in interest income in 2003, 2002 and 2001, respectively.

NOTE N                                                  ACCRUALS FOR PENSIONS AND SIMILAR OBLIGATIONS

The provision relates primarily to briquette benefit claims of active and retired employees on the basis of the collective bargaining agreement of November 9, 1993 in respect to briquette benefit claims. Individuals entitled must be employees of the Company at the date of retirement. The right does not vest and lapses with early termination of the working relationship or upon receipt of social plan benefits.

The calculation is based on an actuarial valuation, which takes into account the right to the redemption value of DM 185.00 (EUR 94.60) per metric ton of briquettes as specified in the collective bargaining agreement, the employees entitled to benefits as of December 31, 2003, and official demographic tables.

In addition, pension obligations for early retirement benefits were accrued. These amounts have also been calculated on the basis of actuarial valuations.

NOTE O                                                 TAXATION ACCRUALS

MIBRAG accrued TEUR 428 (2002: TEUR 491) for property taxes.

MIBRAG did not provide for income taxes under German GAAP in spite of a positive result for the year 2003 because of tax losses brought forward from prior years. Deferred tax assets and liabilities have not been recorded because there are no significant differences between the German GAAP financial statement and the tax bases of the assets and liabilities.

The German income tax rate applicable to MIBRAG (corporate income tax, solidarity surcharge, trade tax) is 35.98 % in 2003 (2002: 37.22%, 2001: 37.22%) on undistributed income. The Company has an effective tax rate of 0 % because the Company has no taxable income and the recording of a deferred tax benefit for net loss carry-forwards is prohibited under German GAAP.

The income taxes paid in 2003 amounting to TEUR  23 (2002: TEUR  13; 2001: TEUR 6) relate to a subsidiary of MIBRAG.

At December 31, 2003 the Company had approximately TEUR 276,738 net operating loss carry-forwards for corporate income tax purposes and TEUR 344,842 for municipal trade tax purposes, which do not expire and may be applied against future taxable income. The tax audit is currently taking place for the fiscal years 1994 through 1997 and was not completed yet.

NOTE P                                                   ENVIRONMENTAL AND MINING PROVISIONS

The following is a summary of environmental and mining provisions:

	December 31, 2003	December 31, 2002
	TEUR	TEUR
1) Mining reclamation provisions	157,383	151,767
2) Provision for environmental measures	5,040	5,100
3) Landscaping	4,987	5,131
4) Planting	998	1,193
5) Relocation of villages	20,194	20,478
	188,602	183,669

1) Mining reclamation provisions

MIBRAG is responsible for reclaiming the mines Profen and Schleenhain. The mining field reclaimation of the Profen and Schleenhain mines after the ceasing of production is planned for 2029 to 2046 and 2041 to 2073, respectively. A legally binding closure plan laying down the principles for action plans in accordance with the Federal Mining Law (Bundesberggesetz) is normally approved by the relevant mining authorities two years in advance to the commencement of production. The liability to reclaim the area exists from the start of mining activities. In each year of coal extraction the reclaimation costs are accrued ratably using the relation of the coal mined to the total coal mine volume.

The calculation of the total cost for reclaiming mining fields has been made on the basis of a third party opinion and estimations on the basis of current prices. These costs consist mainly of costs for reconstruction, bank reinforcement, dewatering and watering.

In 2002, a new opinion was published indicating increased total redevelopment expenses. Therefore an additional amount of TEUR 2,733 was accrued as of January 1, 2002.

2) Provision for Environmental Measures

The provision for the environmental measures is determined in respect to disposal sites and old locations of MIBRAG mbH in refinement and mining areas on which waste deposits can be found. The accrued amount is derived from article 19.3 of the purchase and sales agreement. Qualifying costs that exceed the provision are to be reimbursed by the Bundesanstalt fuer vereinigungsbedingte Sonderaufgaben (BvS).

3) Landscaping

This provision includes costs for reclaiming disposal areas and leveling the area outside the embankments. These costs relate solely to continuous landscaping, while costs for closing down landscaping are included in certain mining provisions.

4) Planting

Provision is made for costs in connection with temporary planting as of December 31, 2003 and December 31, 2002. In 2002 a new calculation model was introduced, restating the costs of the separate activities at a lower level.

5) Relocation of villages

The provision for the relocation of villages is in respect to the relocation of municipalities, which is necessary for the expansion of the Profen and Schleenhain mines. The calculation of the provision is based on a method that takes into account the cost for project planning, infrastructural development, cemetery relocation, demolition and landmark preservation. The provision is accrued in equal annual amounts, commencing two years before the relocation starts and ending in the middle of the relocation year.

NOTE Q                                               OTHER ACCRUALS

Accrued liabilities are as follows:

		December 31, 2003	December 31, 2002
		TEUR	TEUR
1)	Severance payments	9,395	8,706
2)	Personnel expenses
	- Employment anniversaries	1,236	1,363
	- Vacation and other compensated Absences	697	570
	- Other	832	691
		2,765	2,624
3)	Remaining accruals	7,837	7,135
		19,997	18,465

1) Severance payments

Bases for the provisions are signed social plan framework agreements in which the measures for the personnel adjustments are defined. The employees are entitled to a one-time severance payment if the company initiates termination or in case of retrenchments. The severance payments are limited to TEUR 26 per person. Employees participating in early retirement programs are entitled to additional compensation, mainly for the reduction in statutory pension payments due to early retirement.

2) Personnel expenses

MIBRAG mbH grants awards in recognition of long service in the Company, based on the collective bargaining agreement dated January 1, 1992 and the Company agreement dated October 1, 1995. The employees are entitled to financial awards, which increase in proportion to their employment periods. The valuations of the benefits were based on actuarial valuations.

The liability for vacation and other compensated absences arises from the days and shifts outstanding at balance sheet dates, which have been determined for each employee.

The accrual for profit sharing is calculated based on the actual net income of the MIBRAG Group excluding extraordinary items and based on the achievement of goals in working safety.

3) Remaining accruals

Composition:

	December 31, 2003	December 31, 2002
	TEUR	TEUR
Outstanding invoices	4,188	3,192
Mine damages	1,790	1,790
Water usage fees	447	543
Professional service and litigation	1,067	870
Others	345	740
	7,837	7,135

NOTE R                                                  LIABILITIES TO BANKS

Liabilities to banks consist of the following:

		December 31, 2003	December 31, 2002
		TEUR	TEUR
a)	Loan to finance the power stations
	- build up the power station of Waehlitz	49,831	53,390
	- modernization of the power stations in Deuben and Mumsdorf	33,037	37,757
	- finance the additional paid-in capital by the investors of MI	18,969	22,548
b)	Loan to finance the Schleenhain mine investments	57,653	63,048
c)	Loan for home construction	2,105	2,342
d)	Deferred interest	506	539
		162,101	179,624

a) Loan to finance the power stations

These liabilities refer to three loans from the Kreditanstalt fuer Wiederaufbau, Frankfurt/Main.

The first loan was granted December 9, 1992 for the construction of a raw brown coal powered industrial power station in Waehlitz of TEUR 71,187. The interest rate has been fixed at 7 % per annum until December 9, 2002. Until December 9, 2012 the interest rate is fixed at 5 % per annum. The loan period is 25 years. The repayments are due in 40 equal amounts commencing from June 30, 1998.

On April 3, 1995 two additional loan agreements were closed with Kreditanstalt fuer Wiederaufbau (KfW). One of these contracts was closed for partially financing the modernization and reshaping of both industrial power plants in Deuben and Mumsdorf (TEUR 61,355). The redemption period is 13 years starting on December 31, 1998. Interest has to be paid between 6.04 % and 6.80 % for the respective tranches. These rates are fixed until January 2006 for loans of TEUR 22,025, and 2007 for the remaining portion of the loans.

The other loan at the amount of TEUR 52,663 was granted to partially finance the limited partner capital contribution of investors. The redemption period is 13 years. In 1996, the loan proceeds were received by MIBRAG (TEUR 52,663). In 2002, MIBRAG made principal payments of TEUR 4,602. The interest rates are fixed at between 6.26 % and 6.82 % until 2005 at which time the rates will be adjusted to market rates.

Interest expense for the three loans amounted to TEUR 8,571, TEUR 8,449 and TEUR 9,798 in 2003, 2002, and 2001, respectively.

b) Loan to finance the Schleenhain mine investments

In 1997 and 1998, loan contracts were entered into with four banks to finance the capital expenditures at the Schleenhain mine, especially the construction of the blending yard and environmental measures for the conveyor belts. In 1998 TEUR 61,355 and in 1999 TEUR 10,226 were borrowed at interest rates between 3.5 % and 5.4 % per annum, which are fixed until 2008 and 2009, respectively.

c) Loan for home construction

The loans for home construction were granted by the Deutsche Bank AG and the Nord LB for relocation-related home construction purposes in Hohenmoelsen.

For the loan granted by Deutsche Bank AG amounting to TEUR 1,333, an interest rate of 5.6 % was set for a period ending 2007. For the two loans granted by Nord LB at the amounts of TEUR 624 and TEUR 861 there are no interest payments due until 2007 and 2010, respectively. Thereafter, the rate is fixed at 8 % per annum.

NOTE S                                                   OTHER PAYABLES

The other liabilities refer to:

	December 31, 2003	December 31, 2002
	TEUR	TEUR
Tax authorities	4,140	1,461
Wages and salaries	3,315	3,055
Social security contributions	2,463	2,203
Tax lease	1,872	1,856
Usage reimbursement for the mining rights	686	576
Others	1,705	994
	14,181	10,145

NOTE T                                                   MATURITY PERIODS OF LIABILITIES

The maturity periods of liabilities (in TEUR) are as follows:

	Liabilities to banks *)	Trade payables	Payables to par- ticipations	Other liabilities	Total

Balance as of December 31, 2002	179,624	63,094	2,268	10,145	255,131
thereof: maturity period
- up to 1 year	18,029	62,481	2,268	8,480	91,258
- 1-5 years	87,804	613	0	1,559	89,976
- more than 5 years	73,791	0	0	106	73,897

Balance as of December 31, 2003	162,101	16,706	1,736	14,181	194,724
thereof: maturity period
- up to 1 year	22,460	16,257	1,736	12,945	53,398
- 1-5 years	88,134	449	0	1,236	89,819
- more than 5 years	51,507	0	0	0	51,507

*) Liabilities to banks are fully collateralized by mortgages

Annual maturities of liabilities to banks are as follows:

Year of maturity	Amount in TEUR
2004		22,460
2005	21,853
2006	22,109
2007	21,887
2008	22,285
		88,134
Thereafter		51,507
Total		162,101

The estimated fair value of the Company’s liabilities to banks approximates the carrying value.

NOTE U                                                   COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. At December 31, 2003, the Company was not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or results of operations.

	December 31, 2003	December 31, 2002
	TEUR	TEUR
Guarantees for indebtedness of others	16,416	16,931
Other contractual obligations	60,800	39,900

The other contractual obligations refer to long-term investment projects in the mines Profen and Schleenhain.

MIBRAG leases office equipment, railway-carriages and vehicles as well as vending machines, expiring at various dates. Rental and lease expenses amounted to TEUR 819, TEUR 1,200 and TEUR 999 in the years ended December 31, 2003, 2002 and 2001, respectively.

With the operators of the Lippendorf power plant a long-term raw brown coal supply contract was concluded which obliges MIBRAG to guarantee the annual delivery of 10 million tons of raw brown coal to the power plant over a period of 40 years. This contract was closed assuming the relocation of the Heuersdorf village. Some of the inhabitants of that village try to remain the village in its current place resulting in legal disputes with the Company and legal proceedings. It is planned that the excavators will be mining through the Heuersdorf area in 2009. Management of MIBRAG believes that the plan will be realized. However, substantial delay or the mining around that village may have a material impact on the future earnings situation of the Company.

NOTE V                                                  SEGMENT INFORMATION

MIBRAG operates as one segment. Sales were exclusively achieved in Germany, and all long-lived assets are located in Germany. Sales were almost completely limited to the new German Federal States, mainly to Saxony-Anhalt, Thuringia and Saxony.

Net sales by product and service:

	2003	2002	2001
	TEUR	TEUR	TEUR
Raw brown coal and coal products	249,229	222,423	224,180
Electrical power, heating and steam	28,074	33,167	32,141
Other products and services	3,853	5,163	3,473
Further charging of transport services, ash disposal and others	22,700	37,303	46,598
	303,856	298,056	306,392

Several major customers account for 10 % or more of MIBRAG’s revenues. As a percentage of total sales such customers accounted for 23%, 23 % and 12 % in 2003; 33%, 28 % and 15 % in 2002; 34%, 27 % and  16 % in 2001.

NOTE W                                              RELATED PARTY TRANSACTIONS

Agreements for consulting and management services were closed in respect to the mining operations and the refinement facilities between MIBRAG and two subsidiaries of the common parent companies. These contracts determine certain consulting services to be provided by the two subsidiaries Morrison Knudsen Deutschland GmbH (MKD) and Saale Energie Services GmbH (SES) to MIBRAG or its subsidiaries. MIBRAG is obliged to determine and pay the cost-related remuneration for these services. Expenditures for MIBRAG amount to TEUR 8,755, TEUR 8,755, and TEUR 8,303 for 2003, 2002 and 2001, respectively. As of December 31, 2003 and 2002, MIBRAG still had liabilities amounting to TEUR 85 and TEUR 846, respectively towards MKD and SES for the provision of these services.

Part of the lignite deliveries from 1998 to 2000 to the Schkopau power plant were sales to Saale Energie GmbH (SEG), which is a subsidiary of the 50 % shareholder of MIBRAG - NRG Energy Inc. SEG is operating two blocs of the Schkopau power station with 400 mega watts. Sales to SEG amount to TEUR 34,025, TEUR 30,223, and TEUR 24,792 in 2003, 2002 and 2001, respectively. The conditions of delivery are the same as to the other (third party) operator of the Schkopau power plant. As of December 31, 2003 and 2002, MIBRAG disclosed receivables of TEUR 2,944 and TEUR 3,213 respectively from SEG.